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                              July 30, 2021

       Jeffrey J. Guzy
       Chief Executive Officer
       CoJax Oil and Gas Corporation
       3033 Wilson Boulevard, Suite E-605
       Arlington, VA 22201

                                                        Re: CoJax Oil and Gas
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-257331

       Dear Mr. Guzy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. We note that you are incorporated in the state of Virginia and the legal opinion filed as
                                                        Exhibit 5.1 is
restricted to the federal laws of the United States of America and the laws of the state of New York.
Please obtain and file a new opinion that addresses the legality of the securities under
the laws of your state of incorporation. See Item 601(b)(5) of
                                                        Regulation S-K. For
guidance, refer to Staff Legal Bulletin No. 19 which can be found at

https://www.sec.gov/interps/legal/cfslb19.htm.
   2. Please obtain and file as an exhibit the consent of Nova Resource Incorporated regarding the references to the
firm, the use of information contained in and the inclusion of the reserve report in
the registration statement on Form S-1. Refer to Securities Act Rule
                                                        436, and Item
601(b)(23) of Regulation S-K.
 Jeffrey J. Guzy
CoJax Oil and Gas Corporation
July 30, 2021
Page 2

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                         Sincerely,
FirstName LastNameJeffrey J. Guzy
                                                         Division of
Corporation Finance
Comapany NameCoJax Oil and Gas Corporation
                                                         Office of Energy &
Transportation
July 30, 2021 Page 2
cc:       Eleanor Osmanoff
FirstName LastName